Exhibit 99.1

Clearmind Reports Successful Formulation Feasibility Study Supporting Potential New Additional Route of Administration Development for MEAI

Vancouver, Canada, July 07, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), a clinical-stage a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, such as addictions and weight-loss, announced continued progress in evaluating intranasal delivery of its proprietary MEAI (5-Methoxy-2-aminoindane) as a potential additional route of administration, initially for the treatment of alcohol use disorder (AUD).

The program is evaluating intranasal delivery of MEAI as a potential additional route of administration, with initial studies focused on assessing formulation feasibility and supporting the continued development of this delivery approach.

AUD remains a significant unmet medical need worldwide, affecting millions and placing a substantial burden on patients, families, and healthcare systems. Available treatment options are limited with limited efficacy and poor adherence, altogether, underscoring the need for novel therapeutic approaches. Clearmind’s intranasal MEAI program aims to address this unmet need by combining a novel therapeutic molecule with an advanced drug delivery platform designed to improve patient experience, convenience, and therapeutic performance.

MEAI is Clearmind’s lead proprietary therapeutic candidate and is being developed as a potential treatment for addiction-related disorders, including AUD. The molecule has demonstrated promising characteristics in preclinical and clinical studies and represents a novel approach for addressing compulsive alcohol consumption and other alcohol-related behaviors. The program is intended to evaluate whether intranasal administration can further enhance the therapeutic potential of MEAI by providing additional delivery routes that are efficient and user-friendly.

As part of its strategy to explore additional delivery systems for MEAI, Clearmind initiated formulation-feasibility studies to evaluate the compound’s suitability for intranasal administration. Initial work focused on evaluating MEAI’s compatibility with the formulation system and its suitability for intranasal administration. The studies demonstrated that MEAI can be successfully incorporated into the formulation, resulting in a stable and fully soluble solution. These findings provide a strong foundation for subsequent development activities and support the continued advancement of the program.

“This development program represents our ongoing efforts to maximize the therapeutic potential of MEAI,” said Dr. Adi Zuloff-Shani, CEO of Clearmind. “We believe that the successful formulation feasibility results support the potential of intranasal delivery of MEAI and provide a strong basis for further formulation optimization.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical studies, how Clearmind’s intranasal MEAI program aims to address the unmet need of limited treatment options for AUD by combining a novel therapeutic molecule with an advanced drug delivery platform designed to improve patient experience, convenience, and therapeutic performance, the expected benefits of the collaboration that is intended to evaluate whether intranasal administration can further enhance the therapeutic potential of MEAI by providing additional delivery routes that are efficient and user-friendly, its its strategy to explore additional delivery systems for MEAI, subsequent development activities and support the continued advancement of its MEAI program, its ongoing efforts to maximize the therapeutic potential of MEAI and its belief that the successful formulation feasibility results support the potential of intranasal delivery of MEAI and provide a strong basis for further formulation optimization.. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites